Exhibit (a)(5)(I)
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF GEORGIA

DONALD DIXON, individually and on
behalf of all others similarly situated,
Plaintiff,
vs.
JAMES C. KENNEDY, ROBERT F.
NEIL, MARC W. MORGAN,
NICHOLAS D. TRIGONY, G.
DENNIS BERRY, JUANITA P.
BARANCO, JIMMY W. HAYES,
NICK W. EVANS, JR., COX RADIO
INC., COX MEDIA GROUP, INC.
AND COX ENTERPRISES, INC.
Defendants.

CLASS ACTION

JURY TRIAL DEMANDED

CIVIL ACTION NO.
1:09-CV-0938 JEC

AMENDED CLASS ACTION COMPLAINT FOR
VIOLATIONS OF FEDERAL SECURITIES LAWS
     Plaintiff Donald Dixon, by his attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through undersigned counsel, including a review of filings with the Securities and Exchange Commission (“SEC”), press releases, and other public information), except with respect to Plaintiff’s ownership of Cox Radio Inc. (“Cox Radio” or the “Company”) common stock and their suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Cox Radio and who are similarly situated (the “Class”), for violations of the federal securities laws and for defendants’ breach of their fiduciary duties. Plaintiff seeks compensatory damages and injunctive relief arising from the Tender Offer described below. Alternatively, in the event that the Tender Offer is consummated, Plaintiff seeks to recover damages caused by Defendants’ violations of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78a et seq., and for the breach of fiduciary duties owed by the Director Defendants (as defined below). The Tender Offer and the acts of the Director Defendants, as more particularly alleged herein, constitute a breach of defendants’ fiduciary duties to Plaintiff and the Class and a violation of applicable legal standards governing the defendants herein.
     2. On March 23, 2009, Cox Enterprises, Inc., the Company’s majority stockholder, through its unit Cox Media Group, Inc. (“Cox Media”) (collectively, “Cox Enterprises”), announced that it would commence a cash tender offer for all of the outstanding publicly held minority interest in Cox Radio for $3.80 per share in cash, or a total payment of approximately $69.1 million, including fees and expenses (the “Tender Offer”). The Tender Offer made by Cox Enterprises is scheduled to expire on April 17, 2009. Cox Enterprises currently owns an approximate 78% equity interest in Cox Radio and has approximately a 97% voting interest. If upon expiration of the Tender Offer, Cox Enterprises owns 90% of Cox Radio’s equity, Cox Enterprises intends to acquire the remaining publicly held shares of the Company through a short form merger.
     3. The Tender Offer is the culmination of a series of transactions pursuant to which Cox Enterprises has used its control and domination over its affiliate Cox Radio to eliminate all of the Company’s public shareholders and to acquire the stock of Plaintiff and the Class at a price that is grossly inadequate and unfair. Unable, or unwilling, to pay with its own funds a fair price to purchase Cox radio shares owned by public shareholders, Cox Enterprises utilized its control of Cox radio to cause the Company to commence a series of three continuous stock repurchase programs (the “Share Repurchase Programs”) the purpose of which was to eliminate public shareholders. By Cox Enterprises’ own admission, the Company’s repurchase activities continued until, at a minimum, as recently as February 10, 2009.
     4. Pursuant to the Share Repurchase Programs, Cox Radio purchased approximately 22 million shares of common stock at an aggregate purchase price of approximately $265 million. The shares purchased pursuant to the Share Repurchase Plans represented more than 50% of the outstanding public float and, more significantly, almost 75% of the shares needed by Cox Enterprises to effect a short form merger.
     5. As the price of Cox Radio appeared to bottom out in February 2009, Cox Enterprises determined that the time was appropriate to step forward and complete the freeze-out of the Company’s minority shareholders. With Cox Radio’s stock price still above $5.00 per share, Cox Enterprises, according to its own Tender Offer statement (Form SC TO-T), filed with the SEC on March 23, 2009 (the “Tender Offer Statement”), Form 14D-1 caused the Company to cease its repurchasing activities, although there remained approximately $38 million in the Company treasury allotted to repurchase its shares. Thereafter, Cox Enterprises waited for the stock to drop further until, on the very day that Cox Radio hit its all-time low, Cox Enterprises alerted its outside advisors that it wished to commence the Tender Offer to purchase sufficient shares to complete a short form merger. In doing so, Cox Enterprise sought to evade protections provided by Delaware law that seek to ensure that any transaction with Plaintiff and the Class would be entirely fair both as to substance and as to price.
     6. Cox Enterprises has misused its control of the Company in order to acquire the remaining Cox Radio publicly held shares on unfair terms and without regard to the best interests of the Company’s public shareholders or the intrinsic value of Cox Radio’s stock. Indeed, having drained the Company of $265 million in cash by virtue of the Share Repurchase Programs, the Director Defendants have used the Company’s reduced cash position and increased leverage as a reason in favor of accepting the Tender Offer.
     7. The consideration to be paid to the class members, namely $3.80 per share, is unconscionable, unfair and grossly inadequate consideration because, among other things, the intrinsic value of the stock of Cox Radio is materially in excess of that price, which was not the result of arm’s length negotiations but was fixed arbitrarily by Cox Enterprises to “cap” the market price of Cox Radio stock at a rock bottom price, as part of a plan for defendants to obtain complete ownership of Cox Radio assets and business at the lowest possible price. The price is so low that Cox Enterprises can successfully complete the Tender Offer utilizing the cash Cox Radio still has on hand that was authorized for its suspended Share Repurchase Programs.
     8. The Tender Offer leaves the public stockholders faced with an unfairly coercive Tender Offer and without a fully informed voluntary choice whether to sell the Company or seek appraisal. If the Tender Offer closes with less than 90% owned by Cox Media, the Company’s shareholders run the risk of not having a free market to sell their shares.
     9. Moreover, the Tender Offer violates Section 14(d) and (e) of the Securities Exchange Act of 1934 with respect both to its structure and with respect to Defendants’ failure to disclose all material facts to Plaintiff and the Class.
     10. With respect to its structure, the Tender Offer is merely a continuation of a unitary series of purchases, by Cox Enterprises, using Company resources, the result of which has been the acquisition of 75% of the shares needed to effect a short form merger. Just in the weeks prior to the announcement of the Tender Offer, Cox Enterprises caused the Company to purchase 993,229 shares of common stock at prices ranging from $5.00 to $6.00. In the three quarters prior to the announcement of the Tender Offer, Cox Enterprises caused Cox Radio to purchase over 6 million shares, at an average price in excess of $10 per share. These purchases, although part of Cox Enterprises’ concerted effort to acquire all of the Company’s shares held by public shareholders, were not made pursuant to a tender offer statement and at prices different from the Tender Offer price, in violation of Sections 14(d) and (e) and the rules promulgated thereunder.
     11. With respect to disclosure, the Company’s Board of Directors caused to be filed with the SEC on April 3, 2009, a Recommendation Statement, Form 14D-9 (“14D-9”) which misstates certain material facts and altogether omits others. For example, the 14D-9, inter alia, fails to provide shareholders with material information critical to an understanding of the financial analyses performed by the Company’s financial advisor. This information is critical to shareholders, because such analyses appear to have been based upon forecasts and projections that were recently “revised,” and which contradict more optimistic statements made by the Company as recently as one month ago. Consequently, the Company’s public shareholders are being asked to make a decision on whether to tender their shares or seek appraisal without adequate information (and in a highly condensed time frame).
     12. The Tender Offer serves no legitimate business purpose of Cox Radio but rather is an attempt by defendants to enable Cox Enterprises to benefit unfairly from the transaction at the expense of Cox Radio’s public shareholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Cox Radio and its valuable assets, while permitting Cox Enterprises to reap huge benefits from the transaction.
     13. By reason of the foregoing acts, practices and course of conduct, Cox

Enterprises has breached and will breach its duty as controlling stockholder of Cox Radio by engaging in improper overreaching in attempting to carry out the Tender Offer. The Director Defendants have violated their fiduciary duties to Cox Radio and the remaining stockholders of Cox Radio. Plaintiff seeks to enjoin Defendants from consummating the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure. Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.
JURISDICTION AND VENUE
     14. Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. §§1331 and 1337. In addition, this court has supplemental jurisdiction under 28 U.S.C. §1367(a). This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.
     15. Venue is proper in this District pursuant to 28 U.S.C. §1391(b) because Defendant Cox Radio is headquartered in this District and a substantial portion of the transaction and occurrences complained of herein, including the Defendant’s primary participation in the wrongful acts detailed herein, occurred in this District. In addition, one or more of the defendants either resides in or maintains executive offices in this District.
PARTIES
     16. Plaintiff has and continues to hold 1000 shares of Cox Radio, Inc. stock, CL-A, since prior to the transaction herein complained of and continuously to date as set forth in the accompanying certification.
     17. Defendant Cox Radio is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328. Cox Radio, a radio broadcasting company, engages in the acquisition, development, and operation of radio stations in the United States. The Company owns, operates, and provides sales and other services for 86 radio stations (71 frequency modulation (FM) and 15 amplitude modulation (AM)) clustered in 19 markets. Cox Radio operates three or more stations in 16 of its 19 markets, and offers a range of programming formats in geographically diverse markets across the United States. As of March 31, 2009, there were 20,756,528 shares of Cox Radio common stock issued and outstanding. Cox Media, a wholly owned subsidiary of Cox Enterprises, owns 3,591,954 shares, or 17.3%, of Cox Radio’s outstanding Class A common stock and all 58,733,016 shares of Cox Radio’s outstanding Class B common stock, which together represent approximately 78.4% of the outstanding shares of Cox Radio’s common stock and 97.2% of the voting power of the common stock. As such, Cox Media is the Company’s majority, controlling shareholder, and it needs to acquire 8,888,750 shares to reach the 90% threshold in order to consummate a short-form merger.
     18. Defendant James C. Kennedy (“Kennedy”) has served as a director of Cox Radio since July 1996, and became Chairman of the Board of Directors in January 2002. Director Kennedy has served as Chairman of the Board of Directors and Chief Executive Officer (the “CEO”) of the Company since January 1988, and prior to that time was the Company’s President and Chief Operating Officer (the “COO”). Defendant Kennedy joined

Cox Enterprises in 1972, and initially worked with Cox Enterprises’ Atlanta Newspapers. Defendant Kennedy also serves as a director of Flagler Systems, Inc.
     19. Defendant Robert F. Neil (“Neil”) has served as a director and as President and CEO of Cox Radio since July 1996, and was Executive Vice President — Radio of Cox Broadcasting from June 1992 to 1996. Previously, he was Vice President and General Manager of WSB-AM/FM (Atlanta, Georgia). Defendant Neil joined Cox Broadcasting in November 1986. Previously, defendant Neil was Operations Manager from December 1984 to November 1986 at WYAY-FM (Gainesville, Georgia). He served at WYYY-FM and WSYR-AM (Syracuse, New York) as Operations Manager from October 1983 to December 1984 and as Program Director from March 1983 to October 1983.
     20. Defendant Marc W. Morgan (“Morgan”) has served as a director of Cox Radio since August 1999 and as Executive Vice President and COO of Cox Radio since February 2003. Prior to that, he served as Vice President and Co- Chief Operating Officer since July 1999, and as Senior Group Vice President of Cox Radio from May 1997 to June 1999. Previously, defendant Morgan was Senior Vice President of Cox Radio from July 1996 to May 1997. He also served as Vice President of Cox Radio from July 1996 to May 1997. Defendant Morgan also served as Vice President and General Manager of WSB Radio from July 1992 to November 1998, and Vice President and General Manager of WCKG-FM (Chicago, Illinois) from January 1984 to July 1992.
     21. Defendant Nicholas D. Trigony (“Trigony”) has served as a director of Cox Radio since July 1996, and was Chairman of the Board of Directors from December 1996 through December 2000. Defendant Trigony served as President of Cox Broadcasting from March 1990 until his retirement in December 2000.

Defendant Trigony joined Cox Broadcasting in September 1986 as Executive Vice President Cox Radio and was Executive Vice President Cox Broadcasting from April 1989 to March 1990. He is also past Chairman of the Board of the National Association of Television Program Executives and served on its Executive Committee. Defendant Trigony is a past chairman of the Television Operators Caucus and past Chairman of the National Association of Broadcasters’ Media Convergence Task Force.
     22. Defendant G. Dennis Berry (“Berry”) has served as a director of Cox Radio since January 2002. Defendant Berry has served as Vice Chairman of the Board of Directors of Cox Enterprises since December 2005. Previously, he served as President and COO of Cox Enterprises beginning in October 2000, and was President and CEO of Manheim Auctions, Inc., a subsidiary of Cox Enterprises, from 1995 through October 2000.
     23. Defendant Juanita P. Baranco (“Baranco”) has served as a director of Cox Radio since December 2003. She is Executive Vice President and COO of the Baranco Automotive Group, where she has been a principal for more than twenty years. She also serves as a member of the board of directors of The Southern Company and the board of trustees of Clark Atlanta University. She is a co-owner and executive officer of an advertiser that purchases media advertising from Cox Radio, Cox Enterprises and affiliates of Cox Enterprises.
     24. Defendant Jimmy W. Hayes (“Hayes”) has served as a director of Cox Radio since December 2005. Defendant Hayes has served as President and COO of Cox Enterprises since January 2006, and served as Executive Vice President of Cox Enterprises from July 2005 through December 2005. Previously, he served as Executive Vice President,

Finance and Chief Financial Officer of Cox Communications, Inc. (“Cox Communications”) from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with Cox Enterprises and Cox Communications beginning in 1980. Defendant Hayes also serves as a director of Cox Enterprises.
     25. Defendant Nick W. Evans, Jr. (“Evans”) has served as a director of Cox Radio since May 2007. Defendant Evans has served as Chairman of ECP Benefits, LLC, a provider of employee benefit solutions, since January 2003, and as a principal with Associate Media Partners since January 2001. Prior to that, he served as President and CEO of Spartan Communications, Inc. from January 1990 through December 2000. He also serves as a member of the board of directors of Bumper2Bumper Media, and the board of trustees of Augusta State University. Defendant Evans is a past chairman of the Television Operators Caucus and a past member of the board of directors of the National Association of Broadcasters.
     26. The individual defendants constitute the Board of Directors of Cox Radio (the “Director Defendants”) and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said defendants owe the public shareholders of Cox Radio the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.
     27. Defendant Cox Enterprises, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest diversified media and wholesale automotive auction companies in the United States, with consolidated revenues for the year ended December 31, 2008 of $15.4 billion. Cox Enterprises owns major operating subsidiaries such as Cox Communications (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, Inc. (vehicle auctions, repair and certification services and web-based technology products); Cox Media (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, publicly-traded Cox Radio, Inc.); and AutoTrader.com (online automotive classifieds and related publications). Cox Enterprises provides Cox Radio with management services, headquarters, studio and site towers. Cox Enterprises purchases from Cox Radio advertising. Defendant Cox Enterprises owns approximately 78.4% of the outstanding shares of Cox Radio’s common stock and 97.2% of the voting power of the common stock through its wholly owned subsidiary, Cox Media.
     28. At all relevant times, by virtue of its stock ownership, Cox Enterprises has exercised complete control over Cox Radio. A majority of Cox Radio directors are not independent, but are beholden to Cox Enterprises by virtue of their business and employment relationships.
     29. Defendant Cox Media, is a Delaware corporation and an indirect, wholly-owned subsidiary of Cox Enterprises.
CLASS ACTION ALLEGATIONS
     30. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all Class A common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.
     31. This action is properly maintainable as a class action.
     32. The class is so numerous that joinder of all members is impracticable. As of March 17, 2009, the Company has 20,759,670 Class A Shares outstanding.
     33. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Cox Radio in violation of the federal securities laws and/or the laws of the State of Delaware in order to enrich Cox Enterprises at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.
     34. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.
     35. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     36. Defendants have acted in a manner which affects Plaintiff and all members of the class, thereby making injunctive relief and/or corresponding declaratory relief appropriate with respect to the class as a whole.
SUBSTANTIVE ALLEGATIONS
Background Facts
     37. As set forth above, Cox Enterprises is a privately-held corporation controlled by members of the Cox family and trusts that they control. Cox Enterprises prefers to operate its subsidiaries as private companies, and has previously sought to freeze out public shareholders of companies that it controls. One such company is Cox Communications, Inc. Prior to 2005, Cox Communications, like Cox Radio, was a publicly traded company, although it had originally been privately owned. In 2004, citing increasing competition and an uncertain future, Cox Enterprises determined to acquire, through a tender offer and follow-up merger, all of Cox Communication’s outstanding public shares that it did not own (the “Cox Communications Transaction”).
     38. One of the principal reasons for the Cox Communications Transaction identified by Cox Enterprises was that it would be relieved of many of the burdens and constraints imposed upon public companies. As it has done in this instance, in connection with the Cox Communications transaction, Cox Enterprises attempted to use its superior bargaining position in order to beat down the special committee formed to respond to Cox Enterprises’ offer. Thus, in connection with its offer, Cox Enterprises sought to justify its low offer by supplying the special committee with a set of forecasts that revised significantly downward projections that had previously been prepared by management. These downwardly “revised” projections formed the basis for negotiations between the parties.
     39. Unlike the Special Committee in this case, in connection with the Cox Communications transaction, the Cox Communications’ independent directors negotiated a higher price for that company’s shareholders, and the merger was completed in December 2004.
     40. The following year, having completed the acquisition of Cox Communications, Cox Enterprises examined the feasibility of acquiring Cox Radio in order to operate it as a private company like Cox Communications. Like Cox Communications, Cox Radio had originally been a wholly-owned subsidiary of Cox Enterprises, until shares were spun-off in 1996. In 2005, Cox Enterprises determined not to make an outright offer to acquire Cox Radio, calculating that it would cost too much to acquire all of Cox Radio’s stock. Nevertheless, Cox Enterprises did not abandon its goal of privatizing Cox Radio.
     41. Although it was unwilling to pay its own money to acquire Cox Radio shares, Cox Enterprises determined to further its goal of privatizing Cox Radio by using the Company’s own funds to purchase the outstanding public float. On August 24, 2005, Cox Enterprises caused Cox Radio to announce that its board of directors had authorized a repurchase program for the purchase of up to $100.0 million of Cox Radio’s Class A common stock. Although Cox Enterprises, as set forth in its Tender Offer Statement, had determined, prior to March 2009, that Cox Radio’s “stock price made the projected cost to acquire all or a significant block of shares unattractive,” it nevertheless utilized its control of Cox Radio to compel the Company to acquire the shares that Cox Enterprises was unwilling to acquire.

At the very time that Cox Enterprises thought that significant purchases of Cox radio shares was “unattractive,” Defendant Neil was informing investors: “This share repurchase program provides us with . . . an attractive vehicle for enhancing shareholder value.”
     42. Over the next three years, Cox Enterprises utilized its control over Cox Radio to cause the Company to purchase more than half of the shares owned by public shareholders at prices that far exceed the Tender Offer price. During the first two years, ending on September 30, 2007, the Company purchased 8.1 million shares, for an aggregate purchase price of $113.2 million, or $13.97 per share.
     43. The following year, the Company’s rate of purchases accelerated 300%. Over the next one year period, ending on September 30, 2008, Cox Radio purchased 12.5 million shares for an aggregate purchase price of $143.3 million, at an average price of $11.46 per share.
     44. In the fourth quarter of 2008, the Company bought further shares, acquiring 776,157 shares for an aggregate purchase price of $4,919,224.08, or $6.38 per share. All told, as of December 31, 2008, Cox Radio had purchased 21.4 million shares under all authorized programs for an aggregate purchase price of approximately $261.4 million, at an average price of $12.22 per share. At that time, the Company retained $38.5 million authorized for further purchases of Cox Radio shares.
     45. These fourth quarter purchases were made notwithstanding the fact that the Company anticipated losses in that quarter and in the near future going forward. Despite such anticipated losses, Cox Radio publicly expressed a positive outlook on the Company’s long-term future. In a conference call in November 2008, Defendant Neil stated:
So, I can tell you that despite this recession and the difficult ad market that we’re in, we think our business is very optimistic with regard to advertisers. We believe that the value proposition of radio’s never been stronger, and given the investments that we continue to make in content in digital I think we’ll be in a much better position to drive the market share as the economy improves as it certainly will.
     46. Cox Radio continued its repurchases into 2009, acquiring an additional

993,229 shares of common stock at prices ranging from $5.00 to $6.00, with full knowledge of Cox Radio’s fourth quarter results. According to the Tender Offer Statement, the repurchases ceased at some point after February 10, 2009, leaving approximately $33 million for additional repurchases. The purported catalyst for this was the Company’s receipt of its January operating numbers, which, according to Cox Enterprises, raised the possibility that Cox Radio might be in violation of its leverage ratio covenant with its lenders by year’s end. Having spent $265 million on stock repurchases, Cox Radio management belatedly determined that the Company should begin to conserve its cash to reduce its indebtedness. Notwithstanding the January results, management informed shareholders, in a fourth quarter conference call on March 4, 2009, that the Company’s leverage ratio, as defined in its credit agreement, was well below its leverage covenant, and that, in fact, the Company had “one of the healthiest balance sheets in the industry.”
     47. At that point, Cox Enterprises determined to effect the second step of its planned acquisition of all of Cox Radio. First, just as it had done with respect to Cox Communications, Cox Enterprises caused a set of “revised” projections to be prepared, purportedly showing a precipitous decline in Cox Radio’s long-term outlook, which it presented to the Cox Radio Board of Directors. Then it disclosed bad fourth quarter numbers, the effect of which was to drive the price of Cox Radio common stock down. Over the next month, Cox Enterprises waited, as the price of Cox common stock declined precipitously, bottoming out at $2.90 per share on March 11, 2009. That very day, according to the Tender Offer Statement, Cox Enterprises retained financial and legal advisors, and put into motion the Tender Offer.
The Tender Offer
     48. Just twelve days later, on March 23, 2009, Cox Enterprises, the Company’s majority stockholder, through its Cox Media unit, announced that it had commenced a cash Tender Offer for all of the outstanding publicly held minority interest in Cox Radio for $3.80 per share in cash, or a total payment of approximately $69.1 million, including fees and expenses. Cox Enterprises currently owns approximately a 78% equity interest in Cox Radio and has approximately a 97% voting interest. If upon expiration of the tender offer Cox Enterprises owns 90% of Cox Radio’s equity, the Company would become a wholly owned subsidiary of Cox Enterprises. Cox Enterprises stated that its sole interest is in acquiring the shares of Cox Radio held by the minority shareholders and it has no interest in a disposition of its controlling interest in Cox Radio.
     49. On the same day, Cox Radio issued a press release entitled “Cox Radio Comments on Cox Enterprises Tender Offer” wherein the Company stated, in relevant part:
ATLANTA, March 23, 2009 — Cox Radio, Inc. (NYSE: CXR) today confirmed that Cox Media Group, Inc., a wholly-owned subsidiary of Cox Enterprises, Inc., has commenced a cash tender offer for all of the outstanding shares of Cox Radio Class A common stock not owned by Cox Media Group for $3.80 per share.
We expect that our Board of Directors will appoint a special committee of independent directors to review and consider the tender offer and make a formal statement to Cox Radio shareholders within ten business days. Shareholders are advised to take no action at this time with respect to the tender offer pending the review of the tender offer by the special committee.
We expect that this process will have no impact on day-to-day operations. We do not intend to comment further at this time.
     50. According to the Tender Offer Statement issued by Cox Enterprises (Form SC TO-T) and filed with the SEC on March 23, 2009 (the “Tender Offer Statement”), the price of $3.80 per share represents premiums of approximately 15.2% over the closing price of Cox Radio’s Class A common stock on the New York Stock Exchange (the “NYSE”) on March 20, 2009 of $3.30 per share, and a 21.8% premium over the 10-day volume-weighted average closing price on the last trading day prior to the date Cox Enterprises announced its intention to make the Tender Offer. At the same time, it was more than a dollar less than the price the Company was paying for its shares the previous month.
     51. In their form 14D-9, Cox Radio and its directors purported to justify their acceptance of this unfairly low price by reference to the “current economic conditions” that were having “a significant adverse impact on the Company’s revenue, EBITDA, and operating cash flow.” Having previously informed investors of management’s belief that Cox Radio was in a strong position to weather the “recession and difficult market we are in,” Defendant Neil, together with the other directors, executed a complete about-face, informing investors of their “revised’ view that characterized the Company’s outlook as gloomy.
The Tender Offer Consideration is Grossly Inadequate
     52. Cox Enterprises’ Tender Offer is designed to capitalize on the recent drop in Cox Radio’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of Cox Radio common stock. The Proposed Transaction is patently opportunistic in that the Tender Offer was made at a time when the Company’s stock has reached an all time low.
     53. The recent historical averages for Cox Radio’s stock price show that consideration being offered by Cox Enterprise is grossly inadequate and that the intrinsic value of the Company’s stock is significantly greater than the $3.80 Tender Offer. Cox Radio’s five-year average stock price is $13.80 per share, the three-year average is $12.25 per share, the 52-week average is $8.73 per share, and the book value of the Company as of December 31, 2008 was $8.04 per share. Indeed, as recently as March 4, 2009, the closing price of Cox Radio’s Class A stock was $5.15 per share. Cox Radio shares have historically traded at higher trading price levels. The trading price of $2.90 reached on March 11, 2009 was the lowest price at which the Shares have ever traded since Radio’s initial public offering in 1996. From 1998 to September 2008, the Shares did not trade below $9.00 per share.
     54. Moreover, as evidenced by three Share Repurchase Programs of Class A common stock facilitated by Cox Radio through at least February 10, 2009, the Tender Offer price grossly undervalues the Company. As of December 31, 2008, the Company had repurchased a total of approximately 21.4 million shares under all of its repurchase programs for an aggregate purchase price of approximately $261.4 million, including commissions and fees, at an average price of $12.22 per share. Approximately $38.6 million remained authorized for additional repurchases as of December 31, 2008. As recently as last summer, the Company paid an average of $10.57 per share for its common stock — a premium of .178% above the current Tender Offer and as recently as the fourth quarter of 2008, the Company paid approximately $6.13 per share for its common stock—a premium of 61% above the current Tender Offer consideration, and purchased almost another million shares in 2009 at prices from $5.00 to over $6.00. Thus, the inadequate consideration offered in the Proposed Transaction is further underscored when viewed against the backdrop of the Company’s historical stock price and the values paid in Cox Radio’s stock repurchase plans.
     55. In commenting on the Tender Offer in a press release issued on March 23, 2009, defendant Hayes, President and CEO of Cox Enterprises, implicitly admitted that the very current market price of Cox Radio stock does not reflect the Company’s true value by proclaiming his confidence in the “longterm” value of Cox Radio:
...Given how these economic challenges are affecting the radio industry, we believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives and managing its capital structure. We have confidence in the long-term potential of Cox Radio and its management team. This transaction will allow us to further invest in a quality asset we know well and to best ensure Cox Radio maintains its best-in-class operations.
     56. The Tender Offer is scheduled to expire on April 17, 2009 and is conditional upon a majority of the minority shareholders (those who are not executive officers, directors, or affiliates of Cox Enterprises, Cox Media Group or Cox Radio) tendering their shares. If upon expiration of the Tender Offer, the shares owned by Cox Enterprises when combined with tendered shares are at least 90% of the outstanding Cox Radio shares, Cox Enterprises will implement a short-form merger at the same per share price paid in the Tender Offer, assuming the other conditions to the Tender Offer are met or waived. The Tender Offer is not conditioned upon any antitrust or other governmental approvals, consents, or clearances. There is no financing condition to the Tender Offer. Cox Enterprises intends to finance the $69 million Tender Offer with available cash and credit.
     57. On April 1, 2009, the Company announced that it had formed a special committee (the “Special Committee”) consisting of Juanita P. Baranco and Nick W. Evans, Jr. The Board determined that each member of the Special Committee is an independent director for purposes of considering the Tender Offer. The members of the Special Committee have been functioning in their capacity as the Special Committee since March 23, 2009. The Special Committee retained Gleacher Partners, LLC (“Gleacher”) as its financial advisor and DLA Piper, LLP (US) as its legal advisor. Cox Enterprises retained Citigroup Global Markets, Inc. as its financial advisor and Dow Lohnes, PLLC as their legal advisor.
     58. The Tender Offer Statement also describes the background of this hastily arranged deal. In the fall of 2008 through early 2009, Cox Enterprises sought to take advantage of the continuing weakness of the economy and reduction in advertising dollars in the industry by pursuing an advantageous deal to acquire Cox Radio.
     59. Additionally, the Tender Offer Statement further revealed that defendants Kennedy and Hayes, directors of Cox Radio, were materially involved in formulating the inadequate offer.
Following the meeting [on March 22, 2009], Kennedy, Hayes and Schwartz telephoned the Radio board members who are not executive officers or directors of Enterprises and advised them of the Offer. Enterprises then sent by e-mail a letter to the members of the Radio board of directors describing the Offer. Among other things, the letter stated Enterprises’ expectation that a special committee of independent directors of Radio would be formed to evaluate the Offer. The letter also stated that Enterprises is not interested in selling its Shares and will not consider any strategic transaction involving Radio other than the Offer.
On the morning of March 23, 2009, Enterprises announced the Offer with a press release, and Enterprises filed an amendment to its Schedule 13D. [Emphasis added]
     60. Joseph Bonner, an analyst with Argus Research Co. also commented on the Tender Offer:
They are buying for the long term, expecting that advertising will someday return.

     61. Matt Reams, a portfolio manager at Buckhead Capital Management, LLC, stated that “the tender offer is unjustifiably too low” and “should be closer to where they’ve been buying back stock over the last three-and-a-half years.”
     62. On March 24, 2009, Gabelli & Company, Inc., in a research report prepared by analyst Barry Lucas stated that he assigns a value of $5.00 per share to Cox Radio. The Gabelli & Company report was based upon a conservative multiple of estimated 2009 results.
     63. Following the announcement, Cox Radio’s shares traded well above Cox Enterprise’s offer, reaching as high as $4.16 on March 24, 2009—a strong signal that the market values the Company higher than the tender offer. The Tender Offer fails to value adequately Cox Radio’s prospects, and represents nothing more than a keenly timed attempt to squeeze out the Company’s public shareholders. If the Tender Offer is consummated at a price which effectively offers Cox Radios’ shareholders no premium whatsoever, Cox Enterprises will be able to keep for itself future profits which rightfully belong to Cox Radio’s shareholders.
     64. Therefore, the consideration to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things: (a) the intrinsic value of the stock of Cox Radio is materially in excess of $3.80 per share, giving due consideration to the possibilities of growth and profitability of Cox Radio in light of its business, earnings and earnings power, present and future; (b) the $3.80 per share price is inadequate and offers an inadequate premium to the public stockholders of Cox Radio, particularly in light of the prices paid by Cox radio in connection with its repurchase program; and (c) the $3.80 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Cox Enterprises to “cap” the market price of Cox Radio stock, as part of a plan for defendants to obtain complete ownership of Cox Radio assets and business at the lowest possible price.
     65. Furthermore, because Cox Enterprises has stated that it will not sell its majority ownership share to any company, and is only interested in acquiring the publicly held shares of Cox Radio not owned by Cox Enterprises, a potentially higher bid will not materialize since the success of any such bid would require the consent and cooperation of Cox Enterprises.
     66. Given Cox Enterprise’s stock ownership and control of the Company, it is able to dominate Cox Radio’s Board of Directors. Under the circumstances, none of the directors of Cox Radio can be expected to protect the interests of the Company’s public shareholders in a transaction which benefits Cox Enterprises at the expense of the shareholders.
The Tender Offer is Coercive And Fails To Disclose Material Facts
     67. As noted above, Cox Media owns more than 78% of the Company. As stated in the offering materials, in the event Cox Media fails to obtain at least 90% of the outstanding shares of Cox Radio following the consummation of the Offer (even after giving effect to the conversion of all of the shares of Cox Radio’s Class B common stock), “there can be no assurance if or when a merger will occur or the terms of a merger.” Accordingly, even assuming a majority of shareholders do tender, those shareholders who determine not to tender will be trapped in a illiquid stock with little or no value.
     68. In addition, the 14D-9 the Company issued fails to disclose material information to Cox Radio stockholders sufficient for them to determine whether to tender their shares or seek appraisal. Thus, the 14D-9 fails to disclose:
          a. how and why the Board allowed itself to be pressured by Cox Enterprise’s insistence that any price had to fall within a premium that Cox Enterprises set, which was entirely ruled by the volatile market;
          b. management projections through 2013 (if any), either in full or in summary form, that were relied upon by Gleacher in performing its financial analyses, and in particular, the Discounted Cash Flow Analysis, the most critical valuation for an established, revenue-generating company such as Cox Radio;

          c. the valuation multiples actually applied by Gleacher in its Selected Public Company Analysis;
          d. the valuation multiples actually applied by Gleacher in its Minority Interest Premiums Paid Analysis;
          e. the multiples observed for each company in the Selected Companies Analysis and for each transaction in the Selected Transactions Analysis performed by Gleacher;
          f. the multiples observed for each transaction used in the Selected Precedent Transactions Analysis performed by Gleacher;
          g. the criteria utilized by Gleacher in selecting its discount rate range of 9% to 12% in the Discounted Cash Flow Analysis;
          h. the criteria utilized by Gleacher in selecting its terminal growth rate ranging from 1% to 3% to the Company’s unlevered free cash flow during the final year of the five-year period ending 2013;
          i.  any relationship Gleacher may have (or had) with any of the defendants other than its receipt of $1,250,000 payable upon filing of the Recommendation Statement;
          j.  any other parties that might be interested in a potential acquisition of Cox Radio;
          k. whether Gleacher has a financial interest in either Cox Radio or Cox Enterprises and/or their securities;
          l. the valuation of Cox Radio on a liquidation basis; and
          m. whether directors and senior officers of Cox Radio will be employed by Cox Enterprises once the Proposed Transaction is consummated.
     69. Therefore, the 14D-9 simply fails to supply shareholders with the information they need in order to make an educated decision on whether or not to tender their shares.

Shareholders lack sufficient information to determine which of the Company’s conflicting outlooks is true: the one in which the Company is in a “strong position” to weather the current economic downturn and its balance sheet is one of the “healthiest” in the industry, or the revised one in which that very same downturn has placed the Company in dire straights and threatened it with violations of its loan covenants. Shareholders are entitled to all relevant information which would allow them to decide how much — if any — weight to place on Gleacher’s - and by extension the Special Committee’s — opinion when voting on whether or not to tender their shares. Both the underlying data relied upon and the key assumptions employed by Gleacher are essential to shareholder’s scrutiny of the adequacy of consideration, particularly since they are in direct conflict with assumptions and data that the Company previously employed a short time earlier. The withholding of such information renders the fairness opinion misleading, and the Recommendation Statement it is included in, false in violation of federal law and the fiduciary duties of the Cox Radio Board that commissioned the opinion.
The Defendants Have Breached Their Fiduciary Duties
     70. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive Plaintiff and the Class of the true value of their investment in the Company.
     71. Defendants have wrongfully utilized their control of Cox Radio to facilitate the acquisition, by Cox Enterprises, of all of the common shares of Cox Radio owned by Plaintiff and the Class. The Share Repurchase Program was the necessary first step of a two-step, unitary process by which Cox Enterprises seeks to eliminate all public shareholders by means of a transaction that seeks to evade all procedural safeguards provided by Delaware law. Cox Enterprises seeks to complete a transaction, utilizing Company funds and the Company apparatus, which Cox Enterprises was either unable or unwilling to do with its own funds.

Further, the immense disparity between the prices paid pursuant to the Share Repurchase Programs and the Tender Offer Price evidences the fact that either Cox Enterprises is currently underpaying for Company stock, that it previously overpaid for such stock, thus diluting shareholders and injuring them directly, or both. Irrespective of any obligations owed by Cox Enterprises in its capacity as an offeror, Cox Enterprises, together with the other defendants, breached its duties of good faith, loyalty, and fair dealing by its misuse of Company resources for its own benefit.
     72. The Tender Offer is wrongful, unfair, and harmful to Cox Radio’s public stockholders, the Class members, and represents an attempt by defendants to aggrandize the personal and financial positions and interests of board members at the expense of and to the detriment of the stockholders of the Company. The Tender Offer will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Cox Enterprises at an unfair and inadequate price.
     73. The transaction proposed by Cox Enterprises, namely an all shares tender offer to be followed by a cash-out merger, constitutes a final-stage transaction for all shareholders. Consequently, in such situations, directors are obliged to make an informed and deliberate judgment, in good faith, about whether the transaction proposed by the majority shareholder will result in a maximization of value for the minority shareholders. At a minimum, directors have the duty to act on an informed basis to independently ascertain how the merger consideration being offered compares to the Company’s value as a going concern.
     74. In light of the foregoing, the Director Defendants have breached their fiduciary duties and have not fully informed themselves about whether greater value can be achieved.
     75. The Director Defendants’ fiduciary obligations under these circumstances require them to:
a.	undertake an appropriate evaluation of Cox Radio’s worth as a merger candidate or in liquidation;

b.	act independently so that the interests of Cox Radio’s public shareholders will be protected and enhanced;

c.	undertake a valuation of the liquid value of Cox Radio’s assets, were they to be disposed of piecemeal in a liquidation auction; and

d.	disclose fully and completely all material information during consideration of the Tender Offer.
     76. The terms of the Tender Offer as now proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Director Defendants by virtue of their positions of control of Cox Radio and that possessed by Cox Radio’s public shareholders.
     77. The Director Defendants’ failure to reject immediately the facially inadequate Tender Offer evinces their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the Tender Offer outright defendants are artificially depressing the value of Cox Radio stock, thereby depriving Plaintiff and the Class of the right to receive the maximum value for their shares.
     78. The Director Defendants owe fundamental fiduciary obligations to Cox Radio’s stockholders to take all necessary and appropriate steps to achieve the best value under the circumstances for their shares. The Director Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit the Company’s majority shareholder. Further, the directors of Cox Radio must adequately ensure that no conflict of interest exists between the Director Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.
     79. Because the Director Defendants dominate and control the business and corporate affairs of Cox Radio and because they are in possession of private corporate information concerning Cox Radio’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of Cox Radio. This discrepancy makes it grossly and inherently unfair for the special committee to continue to consider the Tender Offer.
     80. By virtue of their position as controlling shareholders and their conduct herein, Defendants owe the duty of entire fairness to Cox Radio’s public shareholders in conjunction with transactions at issue in this case.
     81. The belatedly formed Special Committee of two individuals is a sham and simply is incapable of protecting the Company’s public shareholders. For example, defendant Baranco is conflicted by virtue of her co-ownership and employment as an executive officer of an advertiser that purchases media advertising from Cox Radio, Cox Enterprises and affiliates of Cox Enterprises.
     82. The Board of Cox Radio is so conflicted and beholden to Cox Enterprises and thus Cox Media that no combination of the Director Defendants can be considered “independent.” It was a foregone conclusion that the Board of Cox, or any committee thereof, would determine the consideration being offered in the Tender Offer was fair to the Company’s public shareholders. Indeed, defendant Kennedy effectively controls the Board, a majority of which is comprised of inside directors and the remainder of which have business or social ties to Kennedy. Moreover, members of the Board were and are elected by a majority vote of both Class A and Class B voting together. According to the Company’s public filings, Cox Enterprises has sufficient voting power to elect all of the members of the Company’s board of directors and effect transactions without the approval of the Company’s stockholders. Accordingly each Director Defendant was elected by Cox Enterprises and Kennedy. In addition, Cox Radio has many entangling relationships with Cox Enterprises, including the receipt of certain management services Cox Enterprises and the obligation to reimburse Cox Enterprises for payments made to third-party vendors for certain goods and services provided to Cox Radio under arrangements made by Cox Enterprises.
     83. The Director Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.
     84. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over-the-market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value.
     85. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     86. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class and will not only prevent the sale of Cox Radio at a substantial premium, but will facilitate the sale at an unfair price to a pre-ordained buyer, all to the irreparable harm of Plaintiff and other members of the Class.
     87. Plaintiff and the Class have no adequate remedy at law.

COUNT I
Class Claim Against Cox Radio and
The Director Defendants for Violation of §14(e)
of the Securities Exchange Act of 1934
     88. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.
     89. This claim is brought by Plaintiff against Defendants for violations of §14(e) of the Securities Exchange Act of 1934, 15 U.S.C. § 7n(e), and SEC rules promulgated thereunder.
     90. The Defendants named in this claim disseminated the false and misleading 14D-9 which they knew or should have known was misleading in that it contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.
     91. The 14D-9 was prepared and disseminated by Defendants named in this claim. It misrepresented and/or concealed certain material information concerning the nature of the process involved in the Tender Offer and the true value of the Company. In so doing, they made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of §14(e) of the 1934 Act and SEC Rule 14a-9 promulgated thereunder.
     92. The Defendants named in this claim issued the 14D-9, which was materially false and misleading. The Defendants were aware of and/or had access to the true facts concerning the process involved in selling the Company and the true value of the Company. However, notwithstanding this knowledge, each of the Defendants purported to and/or approved the dissemination of the false 14D-9.
     93. Defendants permitted the Tender Offer in an effort to aggrandize their own financial position and interests at the expense of and to the detriment of Cox Radio’s minority shareholders. By relying on the false and misleading statements in the Recommendation Statement, the majority of the shareholders who are unaware of untruths, and relied thereon, were directly and proximately harmed by the Defendants’ wrongful conduct. By reason of such misconduct, the Defendants are liable pursuant to §14(e) of the 1934 Act and SEC rules promulgated thereunder.

COUNT II
Class Claim Against all Defendants for Violation of §14(d)
of the Securities Exchange Act of 1934
     94. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.
     95. This claim is brought by Plaintiff against Defendants for violations of §14(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78n(d), and SEC rules promulgated thereunder.
     96. The shares purchased by Cox Enterprises’ controlled affiliate, Cox Radio, pursuant to its Share Repurchase Plans, were part of a unitary course of conduct, namely a creeping tender offer, the purpose and effect of which, was to eliminate the public shareholders of Cox Radio for the benefit of Cox Enterprises.
     97. There was (1) an active and widespread solicitation of public shareholders for the shares of Cox radio; (2) the solicitation was made for a substantial percentage of Cox Radio’s stock, namely 55% of the public shares outstanding, and 75% of the shares necessary to complete the short form merger; (3) the offers to purchase were made at the high end of prevailing market prices, and at prices necessarily affected by the sheer volume of repurchases, thus diluting shareholders and injuring them directly; and (4) there were public announcements of purchasing programs concerning Cox Radio stock that preceded or accompanied the rapid accumulation of large amounts of the target company’s securities. These purchases facilitated the tender Offer which immediately followed.
     98. Cox Enterprises’ creeping tender offer, effected without a tender offer statement and at prices in excess of the Tender Offer price, violated Section 14(d) and Rule 14d-10.

COUNT III
Class Claim Against Cox Enterprises and Cox Radio for
Violation of 13(e) of the Securities Exchange Act of 1934
     99. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     100. By reason of the foregoing, Cox Enterprises and Cox Radio are engaged in a “going private transaction.”
     101. Cox Enterprises and Cox Radio have engaged in fraudulent, deceptive and manipulative acts in connection with the “going private transaction,” and have failed to file a Schedule 13E-3 with the SEC in accordance with the SEC’s rules.
     102. Cox Enterprises and Cox Radio are obligated to file a complete and accurate Schedule 13E-3 with the SEC so that Cox Radio shareholders have a full and accurate understanding of Cox Enterprises and Cox Radio’s actions and intentions as soon as possible. In the absence of full disclosure regarding that transaction, Cox Radio’s other shareholders will be irreparably harmed. Cox Radio’s other shareholders have no adequate remedy at law.
COUNT IV
Breach of Fiduciary Duty Against All Defendants
     103. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     104. By reason of the foregoing, the defendants have breached their fiduciary duties to Plaintiff and the Class under Delaware law or aided and abetted in the breach of those fiduciary duties. Specifically, defendants have breached their duty of care by failing to consider any alternative whatsoever for Cox Radio other than the sale to the Company’s largest shareholder, Cox Enterprises, and have failed to consider selling Cox Radio to another buyer or having it remain independent.
COUNT V
Claim for Aiding and Abetting Breaches of
Fiduciary Duty Against Defendant Cox Enterprises
     105. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     106. Defendant Cox Enterprises aided and abetted the Director Defendants in breaching their fiduciary duties owed to the public shareholders of Cox Radio, including Plaintiff and the members of the Class.
     107. The Director Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     108. By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.
     109. Cox Enterprises colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Director Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.
     110. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:
     A. declaring this action to be a class action and certifying plaintiff as a class representative;
     B. enjoining, preliminarily and permanently, Cox Enterprise’s proposal for acquisition of the Cox Radio stock owned by plaintiff and the other members of the class under the terms presently proposed;
     C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;
     D. directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
     E. awarding the plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and
     F. granting plaintiff and the other members of the class such other and further relief as may be just and proper.

JURY TRIAL DEMANDED
     Plaintiffs hereby demand a trial by jury.

Dated: April 15, 2009	Respectfully submitted,

CHITWOOD HARLEY HARNES LLP

OF COUNSEL: BULL & LIFSHITZ, LLP Joshua M. Lifshitz Peter D. Bull 18 East 41st Street New York, New York 10017 (212) 213-6222	By: /s/ Martin D. Chitwood
  Martin D. Chitwood, Ga. Bar No. 124950
  James M. Wilson, Jr., Ga. Bar No. 768445
  1230 Peachtree Street, NE
  2300 Promenade II
  Atlanta, Georgia 30309
  Tel: (404) 873-3900
  Fax: (404) 876-4476
  MChitwood@chitwoodlaw.com
  JWilson@chitwoodlaw.com

Attorneys for Plaintiff

CERTIFICATE OF DONALD DIXON
I, Doanld Dixon, certify that:
     1. I have reviewed the complaint and authorize the filing of the Complaint on my behalf by Bull & Lifshitz, LLP.
     2. I did not purchase the security that is the subject of this action at the direction of plaintiffs counsel or in order to participate in any private action arising under this title.
     3. I am willing to serve as a representative party on behalf of a class and will testify at deposition and trial, if necessary.
     4. I have and continue to own 1,000 shares of Cox Radio since as early as 2006.
     5. I have not served as or sought to serve as a representative party on behalf of a Class under this title during the last three years.
     6. I will not accept any payment for serving as a representative party, except to receive my pro rata share of any recovery or as ordered or approved by the court including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.
     The foregoing are, to the best of my knowledge and belief, true and correct statements.

/s/ Donald Dixon
DONALD DIXON

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